Owens-Illinois, Inc. One Michael Owens Way Perrysburg, Ohio 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com

September 10, 2010

VIA EDGAR TRANSMISSION

Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owens-Illinois, Inc.
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
File No. 1-9576

Owens-Illinois Group, Inc.
Form 10-K for the Year Ended December 31, 2009
Form 10-Q for the Periods Ended March 31, 2010 and June 30, 2010
File No. 003-13061-01

Dear Mr. Decker:

We are in receipt of the Staff’s letter, dated August 27, 2010, with respect to the above-referenced Annual Report on Form 10-K and Periodic Reports on Form 10-Q.  The Staff’s comments are set forth below in bold, followed by our response to each comment.

Form 10-K for the Year Ended December 31, 2009

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.  Our comments on the Form 10-K you filed for Owens-Illinois, Inc. also pertain to the Form 10-K filed for Owens-Illinois Group, Inc.  Please also address our comments in the financial statements for Owens-Brockway Packaging, Inc. and Owens-Brockway Glass Container, Inc., as applicable.

Financial Statements

1. Significant Accounting Policies

Property, Plant and Equipment, page 56

2.              We have read your response to comment two from our letter dated July 22, 2010.  We believe that in future filings you should include CIP additions and other property and equipment additions in cash used in investing activities in the period the cash payment is actually made as opposed to when the purchase occurs as required by ASC 230-10-45-13.  You say in your response that you believe it is meaningful to your investors to show additions to CIP as investing activities in the period the purchase occurs.  This information would still be conveyed by disclosing in a footnote or at the bottom of the statement of cash flows the non-cash impact on investing activities during the period due to changes in amounts in accounts payable or other accrued liabilities related to CIP additions and other property and equipment additions as required by ASC 230-10-50-3.

Response:  In future filings the Company will prospectively include CIP additions and other property and equipment additions in cash used in investing activities in the period the cash payment is actually made.  The Company will not revise prior period amounts previously reported as the impact is not deemed material.

14.  Pension Benefit Plans and Other Postretirement Benefits, page 77

3.              We have read your response to comment three from our letter dated July 22, 2010.  In addition to the disclosure you propose to include in your future filings, we believe that the US and Non-US assumptions for your pension benefit plans should be disclosed as well, due to the different assumptions used in determining the rate of compensation increase and the expected long-term rate of return on assets.

Response:  In future filings, the Company will separately disclose its U.S. and Non-U.S. assumptions for its pension benefit plans.  Future filings will include disclosures in a format similar to the following:

The weighted average assumptions used to determine benefit obligations were as follows:

	U.S.		Non-U.S.
	2010	2009	2010	2009

Discount rate		5.84%		5.64%
Rate of compensation increase		5.00%		3.54%

The weighted average assumptions used to determine net periodic pension costs were as follows:

	U.S.			Non-U.S.
	2010	2009	2008	2010	2009	2008

Discount rate		6.45%	6.17%		5.88%	5.46%
Rate of compensation increase		5.00%	5.00%		2.65%	3.39%
Expected long-term rate of return on assets		8.00%	8.50%		6.95%	6.96%

Form 10-Q for the Period Ended June 30, 2010

2.  Debt, page 10

4.              You disclose that during May 2010 your subsidiary issued exchangeable senior notes with a face value of $690.0 million.  On page 47, you indicate that the exchange rate may be adjusted upon the occurrence of certain events or corporate transactions.  Please disclose the specific events or corporate transactions that may result in an adjustment of the exchange rate on your exchangeable senior notes.

Response:  The following disclosure will be included in future filings:

“The exchange rate may be adjusted upon the occurrence of certain events, such as certain distributions, dividends or issuances of cash, stock, options, warrants or other property or effecting a share split, or a significant change in the ownership or structure of the Company, such as a recapitalization or reclassification of the Company’s common stock, a merger or consolidation involving the Company or the sale or conveyance to another person of all or substantially all of the property and assets of the Company and its subsidiaries substantially as an entirety.”

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Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP to discuss this response.

Very truly yours,

/s/ Edward C. White
Edward C. White
Senior Vice President and Chief Financial Officer